                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                                   APRIL
FOR THE MONTH OF ___________________________________________ , 2005


         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

         JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                       PERUSAHAAN PERSEROAN (PERSERO)
                                       PT TELEKOMUNIKASI INDONESIA



                                       -----------------------------------------
                                                  (REGISTRANT)




DATE      APRIL 5 , 2005               BY /s/ Rochiman Sukarno
    -------------------------            ---------------------------------------
                                                   (SIGNATURE)

                                                   ROCHIMAN SUKARNO
                                              HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                            No.TEL.102/PR000/UHI/2005

                        IMPLEMENTATION OF DLD ACCESS CODE


JAKARTA, APRIL 5, 2005 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk ("TELKOM") hereby informed that on April 1, 2005, the Minister of Communication and Information has issued Release no. 92/M.Kominfo/2005 regarding Implementation of Domestic Long Distance (DLD) Access Code (the "Release") as attached in this Press Release, which TELKOM acknowledges as follows:

     1. TELKOM believes that the Release provides a positive step toward fair competition in the Indonesian telecommunication industry which shall accelerate and increase fixed line penetration, access and alternative service for the customers.

     2. TELKOM fully supports the implementation of the DLD access code which shall enable the customers to continue utilizing DLD services by dialing the existing "0" access code.

     3. TELKOM is ready to implement interconnection with Indosat to open its "011" DLD access code in several location as mentioned in the Release after reaching technical and business arrangements formulated under Interconnection Agreement between both parties.




ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP : 62-21-5215109
FAX  : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID